U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934





                             INTERNET INFINITY, INC.
                 (Name of Small Business Issuer in its charter)




          Delaware                                          95-4679342
--------------------------------                  -----------------------------
(State or other jurisdiction of                          (I.R.S.  Employer
incorporation or organization)                        Identification Number)






                 3303Harbor Boulevard, K-5, Costa Mesa, CA 92626
               --------------------------------------------------
                    (Address of principal executive offices)

                                  310-318-2244
                         -------------------------------
                           (Issuer's Telephone Number)




Securities to be registered under Section 12(b) of the Act:


    Title of each class                         Name of each exchange on which
    to be so registered                         each class is to be registered

           None


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                    ----------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                           Page

Preliminary Statement ...................................................     1

Description of Business..................................................     1
        Business Development ............................................     1
        Business of the Company .........................................     2
               Products .................................................     2
               Supplies and Sub-Contractors .............................     3
               Distribution Methods .....................................     4
               Competition ..............................................     4
               Advertising and Promotion ................................     5
               Dependence on Major Customers ............................     5
               Patents, Trademarks and Licenses .........................     5
               Government Approval and Regulations ......................     5
               Year 2000 Computer Problems ..............................     5
               Research and Development .................................     5
               Cost of Compliance with Environmental Laws ...............     5
               Seasonality ..............................................     6
               Employees ................................................     6
               New Products .............................................     6

Management's Discussion and Analysis of Financial
        Condition and Results of Operations .............................     6
        Results of Operations ...........................................     6
               Sales ....................................................     7
               Gross Margin .............................................     7
               Selling, General and Administrative Expenses .............     7
               Asset Impairment Charge ..................................     7
               Net Loss .................................................     8
               Balance Sheet Items ......................................     8
               Liquidity and Outlook ....................................     9
               Costs of Filing Periodic Reports .........................     9

Properties ..............................................................     9

Security Ownership of Certain Beneficial Owners and
        Management ......................................................    10
               Changes in Control .......................................    10

Directors, Executive Officers and Control Persons .......................    11

Executive Compensation ..................................................    12

Certain Relationships and Related Transactions ..........................    14

Description of Securities ...............................................    16
        Common Stock ....................................................    17
               Voting Rights ............................................    17
               Dividend Rights ..........................................    17
               Liquidation Rights .......................................    17
               Preemptive Rights ........................................    17
               Registrar and Transfer Agents ............................    17

               Dissenters' Rights .......................................    17

Market for Common Stock and Related Stockholder Matters .................    17
        Holders .........................................................    18
        Dividends .......................................................    18

Legal Proceedings .......................................................    18

Recent Sales of Unregistered Securities .................................    18

Indemnification of Directors and Officers ...............................    19

Financial Statements ....................................................    21

                              PRELIMINARY STATEMENT

     Internet Infinity, Inc. (the "Company") is filing this registration statement on a voluntary basis under Section 12g) of the Securities Exchange Act of 1934. Our common stock trades in the over-the-counter market and is quoted by NASD market makers on the OTC Bulletin Board. A recent rule change requires that all Bulletin Board companies must file periodic financial reports with governmental authorities such as the Securities and Exchange Commission. The effectiveness of this registration statement subjects the company to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

     We will electronically file with the Commission the following periodic reports:

     o      Annual reports on Form 10-KSB;

     o      Quarterly reports on Form 10-QSB;

     o Periodic reports on Form 8-K of matters of material interest to shareholders;

     o Annual proxy statements to be sent to our shareholders in the notices of our annual shareholders' meetings.

In addition to the above reports to be filed with the Commission, we will prepare and send to our shareholders an annual report that will include audited financial statements.

     The public may read and copy any materials we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.


                             DESCRIPTION OF BUSINESS

Business Development

     Internet Infinity, Inc. (the "Company") was incorporated on October 27, 1995 in the State of Delaware. We raised $375,000 in a non-registered public offering of our common stock during the period August 1996 through July 1997. We conduct our business from our sales headquarters office in Costa Mesa, California. We first had revenues from operations in 1996.

     Our initial focus was on selling Internet software. However, by late 1996 we began experiencing significant product returns from our software sales. By early 1997 our software sales were slipping toward zero as major companies such as America Online and Netscape began to give away competing Internet software.

     We first turned our attention and efforts to selling electronic media duplication and packaging services offered by an unaffiliated company, Video Magnetics. Then Video Magnetics announced that it was selling its business. George Morris, our chief executive officer, a director and with his wife, Dawn Morris, the controlling shareholders of our company, personally bought Video Magnetics' business - subsequently operated as L&M Media, Inc. and Apple Media Corporation - in early 1997 to save the sales revenue for Internet Infinity.

     We also added to our business at that time the distribution of blank video tapes and CDRs and the distribution of pre-recorded video programs on numerous subjects. The programs were owned by L&M Media, Inc., an affiliated company under 98 percent ownership of George and Dawn Morris.

     In July 1997 we started to accumulate the distribution rights to twenty-five Health and Medicine video programs. We completed this accumulation in February 1998. Then, in early 1999 we purchased the distribution rights to five video modules on Personal and Sales Skill Development. We propose to commence the vigorous marketing of the Health and Medicine programs and the Personal and Sales Skill Development modules in the first half of calendar year 2000. Finally, we are building an "Internet Infinity to Business" web site that we will launch by the end of calendar year 1999 to sell our Personal and Sales Skill Development product.

Business of the Company

     The company

     o distributes electronic media duplication services and electronic blank media;

     o      distributes prerecorded special interest video programs; and

     o distributes Internet web site design services and CD authoring services.

     Products
     --------

     We have four principal products and services:

     o      electronic media duplication and packaging services of two types -

            o       compact disks, and

            o       video tape;

     o      blank media of two types -

            o       video tape, and

            o       CDR;

     o      pre-recorded special interest video programs of six types -

            o       computer training,

            o       health and medical,

            o       sports and exercise training,

            o       children's crafts,

            o       home and auto repair, and

            o       personal knowledge and skill development; and

     o      Internet site design and marketing support in two areas -

            o       non-affiliated clients of the company, and

            o       subsidiaries of the company.

     Suppliers and Sub-Contractors
     -----------------------------

     Our duplication services and blank media product orders are manufactured and fulfilled by an affiliated company, Apple Media Corporation, at a cost of 80% of the total invoice amount billed by us to a customer including shipping. Apple Media is solely responsible for equipment leases, raw materials and components, manufacturing, sub-contractors, packaging and shipping labor, management and physical plant overhead. We, through our Electronic Media Central Corporation subsidiary, are responsible only for sales force compensation, direct sales and accounting clerical support and executive management out of our 20% of the invoice amount. In addition, Apple Media Corporation also provides, at no charge to us, office facilities, telephone, and utilities to our sales and management staff.

     Our prerecorded video programs are manufactured, duplicated and shipped by Apple Media Corporation at a cost of 20% of the total invoice amount billed by us to a customer for all costs including shipping. There is a significantly lower percentage cost of goods and higher percentage gross profit margin for the pre-recorded programs versus blank media or duplications services. This difference allows our Morris & Associates subsidiary to retain the remaining 80% of the sales revenue. Morris & Associates is only responsible for sales force compensation, direct sales and accounting clerical support, and executive management out of its 80%. Morris & Associates also pays a licensing royalty fee of between 10% to 20% of the gross sales dollars to L&M Media, Inc., an affiliate of the company that is controlled by George and Dawn Morris and that owns the programs. However, the 80% gross margin after cost of goods less royalties of 10% to 20% generates a net profit of 60% to 70% on sales of the programs licensed from L&M.

     The company has a non-exclusive distribution license from L&M for approximately 200 special interest video programs and an exclusive distribution license from L&M Media for 25 programs on Health and Medicine and five modules of Personal and Sales Skill Development programs. Royalties owed to L&M from the sales of any L&M programs are applied to the prepaid royalties associated with both the Health and Medical and the Personal and Sales Skills Development programs obtained from L&M and Hollywood Riviera Studios.

     Our Internet design and marketing services delivered to nonaffiliated customers has declined since first introduced in 1996 due to low cost and free services offered by Internet service providers. We are now focusing our Internet site design and marketing services on our own Internet activities. The blank video Internet site is generating prospects and orders and the "Internet Infinity to Business" site will launch in the fourth calendar quarter of 1999. The new Internet Infinity business site will also provide new opportunities to sell non-affiliate design and marketing services.

     Distribution Methods
     --------------------

     We distribute our products through in-house employee sales persons working the telephone, fax, mail and the Internet. Shipments are made throughout the United States with a majority in California.

     Our sales representative employees are paid on a salary plus incentive bonus based on the gross profit generated each month. The sales representatives are responsible for managing their account orders and customer service.

     Competition
     -----------

     The electronic blank media and duplication  industry is highly competitive.
         ------------------------------------------------
Large competitors such as Technicolor Corporation dominate the large volume market from the movie studios and advertising premium business. Numerous small regional competitors such as our company serve the smaller regional business and nonprofit organization markets. We have over 200 customers that have purchased more than once and that constitute our core customer base.

     We compete effectively on both price and special customer services for delivery with fast turnaround of orders. There are very competitive suppliers near the Pacific Coast ports of entry for video materials from China and Korea, and closely managed cost controls by the company allows us to compete effectively on price.

     The  pre-recorded  video business has many suppliers and a few major retail
          ----------------------------
chains for the sale of special interest programs. We have experienced gradually declining sales over the past three years of our fully priced line for consumers. We are considering new opportunities to sell these programs as a low priced budget line for impulse purchases in retail stores. We have existing trade relationships with a few major accounts like Musicland and Baker & Taylor that have supported sales for these programs in the past.

     Internet site development is an area that has become extremely  competitive
     -------------------------
over the past two years. Many services originally offered by us are now free or are offered at very low cost from competitive Internet service providers. However, we will begin to promote these services to our existing customer base and to non-affiliated associates of our new "Internet Infinity to Business" web site.

     Advertising and Promotion
     -------------------------

     Our advertising and promotion is primarily electronic-media focused. We engage in telephone and fax campaigns to prospect for new customers in the electronic duplication and blank media business. In addition, we are attempting to recruit straight-commission, independent- contractor sales representatives.

     Dependence on Major Customers
     -----------------------------

     We are not dependent on any single major customer.

     Patents, Trademarks and Licenses
     --------------------------------

     We plan to apply for an Internet Infinity trademark. We are advised by counsel that we have common law trademark protection in areas where we use our trademark.

     Government Approval and Regulations
     -----------------------------------

     We need no governmental approval for the design and marketing of our electronic media. We are not aware of any proposed governmental regulations that would affect our operations.

     Year 2000 Computer Problems
     ---------------------------

     We have determined that we do not face material costs, problems or uncertainties about the Year 2000 computer problems. We have purchased new sales and accounting software and hardware that are Year 2000 compliant. We anticipate any problems with integrated circuits will be minimal in effect on the remaining office equipment. Our supplies, such as compact disks and video tapes, are manufactured by numerous companies and should be readily available even should some manufacturers experience Year 2000 problems.

     Research and Development
     ------------------------

     We are budgeting approximately $50,000 in Fiscal Year 2000 for the development of an "Internet Infinity to Business" site in addition to using our internal non-cash company resources for this development. Our chief executive officer, George Morris, as a loan will provide cash to the company to retain independent software and back-office information technology sub-contractors for this development.

     Cost of Compliance with Environmental Laws
     ------------------------------------------

     There are no environmental laws that impact any of our operations of marketing and distributing electronic duplication and blank media, pre-recorded video programs or Internet services.

     Seasonality
     -----------
     Our sales are almost evenly distributed at this time across the year. There are slight variations with the fall and winter exceeding the spring and summers seasons for a variety of factors including vacation, school and holiday cycles.

     Employees
     ---------

     We employ five full-time persons and no part-time persons.

     New Products & Services
     -----------------------

     We are in the process of designing a new "Internet Infinity to Business" eCommerce site for the sale of a range of business products to help small businesses succeed. Products will ultimately include books, software, tapes and electronics. We have signed an agreement with a national book distributor that will provide us with up to 38,000 business book titles. We have also signed a computer product distribution agreement. We plan to start offering the new products before the end of 1999.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

     The following table presents, as a percentage of sales, certain selected financial data for the two fiscal years ended March 31, 1998 and March 31, 1999 and for the three-month periods ended June 330, 1998 and June 30, 1999:

                                Year Ended  3-31                 3-months Ended  6-30
                             1998           1999                 1998           1999
                            ---------------------                ---------------------
Sales                        100.0%          100.0%               100.0%         100.0%
Cost of sales                  77.9           74.1                 60.1           74.2
                              -----         ------               ------         ------
Gross margin                   22.1           25.9                 39.9           25.8
Selling, general and
    administrative
    expenses                   30.4           18.5                 20.8           12.4
Asset impairment
    charge                       --           23.5                  --             --
Other expenses:
    Amortization and
    interest                                                       1.7            1.7
                             ------         ------               -----          -----

Net income (loss) before
    income taxes               (8.3)        (16.1)                17.4           11.7


     Sales
     -----

     Sales increased from $828,023 in the fiscal year ended March 31, 1998 to $1,312,452 in the fiscal year ended March 31, 1999, and increase of 58.5 percent. The increase in sales was attributable to an increased effort by the sales persons and an increase in the number of repeat customers.

          Interim results.
          ---------------
          Sales increased 4.1% from $267,123 in the three-month period ended June 30, 1998 (Q1 1999) to $278,193 in the three-month period ended June 31, 1999 (Q1 2000). The increase was due to the development of new accounts by our sales force.

     Gross Margin
     ------------

     Gross margin improved from $183,382, or 22.1 percent of sales, in fiscal year 1998 to $339,547, or 25.9 percent, in fiscal year 1999, an improvement of
85.2 percent. This improvement is attributed to the better margin we received on our media duplication services.

          Interim results.
          ---------------
          Gross margin decreased from $106,562, or 39.9 percent of sales, in Q1 1999 to $71,741, or 25.8 percent of sales, in Q1 2000. This decrease in gross margin is attributable to a decrease in the sales of the higher margin pre-recorded video and an increase in the sales of lower margin duplication services.

     Selling, General and Administrative Expense
     -------------------------------------------

     Selling, general and administrative  expenses decreased  from  $251,954, or
30.4 percent of sales in fiscal year 1998, to $242,866, or 18.5 percent of sales in fiscal year 1999, an improvement of 11.9 percent. This decrease in selling, general and administrative expenses as a percent of sales is attributable to higher sales volume for 1999 over 1998 and relatively little increase in selling general and administrative expenses.

          Interim results.
          ---------------
          Selling, general and administrative expenses decreased from $55,618, or 20.8 percent of sales, in Q1 1999 to $34,469, or 12.4 percent of sales, in Q1 2000. This decrease in selling, general and administrative expenses as a percent of sales is attributable to higher sales volume for Q1 2000 over Q1 1999 and a relatively smaller increase in selling general and administrative expenses.

     Asset impairment charge
     -----------------------

     We were required to write down $525,000 of prepaid royalties paid with common stock to L&M Media, Inc. and Hollywood Riviera Studios for the
distribution rights to both the health and medical programs and the personal development and sales training programs. L&M Media and Hollywood Riviera Studios are controlled by George Morris, chief executive officer of the company. The three-year exclusive distribution rights granted to the company require that royalties earned by the owners of the programs be charged against the prepaid royalties before any cash payment is made by the company. In addition, the company has a non-exclusive distribution license from L&M Media for approximately 200 special-interest video programs for which it has not paid any prepaid royalties. Royalties owed to L&M from the sales of any L&M programs, including the 200 special-interest programs, are pooled and applied to the prepaid royalties associated with the health and medical and the personal development and sales training programs.

     The benefits to the company in dealing with L&M programs can be measured by the amount of cash flow generated over the past two fiscal years: selling pre-recorded video has been both profitable and generated a positive cash flow business for the company through its Morris & Associates subsidiary. These sales have a high 80% gross profit margin before the 10% royalties based on the duplication cost arrangement with L&M Media/Apple Media. For the year ended March 31, 1998, the cash flow received by the company was $82,539 from sales of $117,913 less $23,583 cost of goods and $11,791 royalties. For the year ended March 31, 1999, the cash flow received by the company was $83,876 from sales of $119,823 less $23,965 cost of goods and $11,982 royalties. The cash flow generated from these sales has almost no overhead expense to the company.

          Interim results.
          ---------------
          For the three-month period ended June 30, 1999 (Q1 2000), the cash flow received by the company was $7,789 from sales of $11,127 less $2,225 cost of goods and $1,113 royalties. Management of the company believes that it is the best interest of the company to have the licensing relationships with L&M Media and Hollywood Riviera Studios. The cash flow generated by the sales of programs from affiliates for the last three years has been critical to the survival of the company.

     Net Loss
     --------

     We had a net loss from operations after a (provision) benefit for income taxes in fiscal year 1998 of $69,372, or $0.02 per share of our common stock. In fiscal year 1999 we had a net loss from operations after a (provision) benefit for income taxes of $175,555, or $0.02 per share of common stock. This greater loss - despite an increase of 58.5 percent in sales - is attributed to the one time $307,850 asset impairment charge required to write down the value of the remaining prepaid royalties paid with company common stock to acquire the rights to programs for future distribution.

          Interim results.
          ---------------
          We had net income from operations after a (provision) benefit for income taxes of $46,451, or $0.0049 per share of our common stock in the three-month period ended June 30, 1998 (Q1 1999) and a net income from operations after a (provision) benefit for income taxes of $25,079, or $0.0028 per share of our common stock in the three-month period ended June 30, 1999 (Q1
2000). The lower net income is attributed to a higher cost of goods for Q1 2000 that was partially offset by lower operating expenses for the Q1 2000 period.

     Balance Sheet Items
     -------------------

     A net loss from operations of $175,555 reduced stockholders' equity to $165,933 at the end of fiscal year 1999. The decrease was created primarily by the one-time $307,850 asset impairment charge our auditors required for the fiscal year ended March 31, 1999. Our cash position improved from $10,610 for the fiscal year ended March 31, 1998 to $64,458 for the fiscal year ended March 31, 1999. Accounts receivable from non affiliates increased from $78,461 at the end of fiscal year 1998 to $129,537 at the end of fiscal year 1999 while inventory decreased from $65,175 to $59,918 at the end of fiscal year 1999.

          Interim balance sheet items.
          ---------------------------
          Our cash position decreased from $64,458 at March 31, 1999 by $37,882 to $26,576 at June 30, 1999 (Q1 2000). Accounts receivable from non-affiliates increased from $129,537 at the end of fiscal year 1999 to $131,216 for the three-month period ended June 30, 1999 (Q1 2000).

     Liquidity and Outlook
     ---------------------

     We have been able to stay in operation only (1) from the services provided by Apple Media Corporation, formerly known as L&M Media, Inc., a supplier of electronic media duplication services and blank electronic media, which is under the control of George Morris, chief executive officer of our company and (2) from the cash flow generated for the company from the sale of prerecorded video licensed from L&M Media, Inc. and Hollywood Riviera Studios, a subsidiary of Apple Realty, Inc., both controlled by George Morris. With both the lack of sales and the returns of Internet Infinity software from retail customers in early 1997, the company was in jeopardy of failing with large accounts payable balances and little cash or accounts receivable available to pay debts. George Morris personally advanced funds to the company. He also acquired an electronic media duplication company with his personal cash and proceeded to turn around the situation for the benefit of Internet Infinity, Inc. sales and survival. Since early 1997, sales from electronic blank media and duplication services have continued to grow and provide the funds to reduce the company debt and to create a new Internet product and service line. The company has been developing a small business site called "Internet Infinity to Business" for over one year and hopes to launch the site before the end of calendar 1999. George Morris has advanced substantial personal funds to the company to aid in the development of the site and is providing a personal development and sales training program in exchange for company stock granted to Hollywood Riviera Studios, a company he controls. In addition, our company will begin work on a consumer Internet site based on the distribution rights to the health and medical programs we acquired from the George Morris-controlled company, L&M Media, Inc.

     Costs of Filing Periodic Reports
     --------------------------------

     The filing of this Form 10-SB registration statement subjects the company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report of the company's business, which must include audited financial statements, quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these statements for the company. The services of the company's securities law attorney and the annual auditor's services must be paid for in cash. Should cash not be available to pay for these legal and auditor's services, the company will have to borrow these needed funds from sources not yet identified.

                                   PROPERTIES

     Apple Media ("AMC"), controlled by George Morris, provides the company with approximately 800 square feet of office space in Costa Mesa, California. George Morris, chief executive officer of the company, provides approximately 600 square feet in Redondo Beach, California. Both at no cost to the company. The space provided is part of the company's distributorship arrangement with AMC, and AMC may terminate the arrangement for free space at any time with a 30-days notice to the company. There is a large amount of office space available for $2.00 per square foot within three miles of the existing office. The company reserves the right to move at any time.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth, as of September 30, 1999, the number of shares of common stock of the company beneficially owned by each officer and director of the company individually and as a group, and by each owner of more than five percent of the common stock.

                                                                  Percent of
                                                 Number           Outstanding
     Name and Address                           of Shares            Shares
     ------------------------------            -----------        -----------
     L&M Media, Inc. (1)                        4,535,714             45.3
     663 the Village
     Redondo Beach, CA  90277


     Dawn Morris                                1,238,000             12.4
     663 the Village
     Redondo Beach, CA  90277


     Hollywood Riviera Studios  (1)             1,034,482             10.3
     663 the Village
     Redondo Beach, CA  90277


     George Morris, Chairman/CEO                  938,000              9.4
     663 the Village
     Redondo Beach, CA  90277


     Officers and Directors
     as a group (2 persons)                      7,746,196            77.4
     ------------------------

     (1) The shares owned of record by L&M Media, Inc. and Hollywood Riviera Studios are under the control of George Morris.

Changes in Control

     There are no arrangements which may result in a change in control of the company.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

     The company's directors, officers and significant employees occupying executive officer positions, their ages as of September 30, 1999, the directors' terms of office and the period each director has served are set forth in the following table:


Person                      Positions and Officers                   Since         Expires

George Morris, 61           Chairman of the Board of Directors -      1996           2000
                            Acting President/CEO
                            Vice President Marketing

Roger Casas, 50             Director                                  1998           2000
                            Vice President Operations

Dawn Morris, 44             Member of the Board of Directors          1996           2000
                            Vice President Internet Sales

Kathy Boag, 46              Vice President Traditional Sales          1999           2000

Shirlene Bradshaw, 60       Member of the Board of Directors          1999           2000
                            Business Manager



     GEORGE MORRIS.
     -------------
     Dr. Morris has been the full time Chairman of the Board of Directors, principal shareholder, Vice President or Acting President/Chief Executive Officer and Secretary of the company since the company went Public in 1996. George Morris has also been the Chairman and Vice President of Apple Realty, Inc. doing business as Hollywood Riviera Studios since 1974 and the Chairman of the Board of Directors of L&M Media, Inc. since 1990. Dr. Morris is also the Founder and has been the President, Chairman of the Board of Directors and principal of Morris Financial, Inc., a NASD member broker-dealer firm, since its inception in 1987. He has been active in designing, negotiation and acquiring all equipment, facilities and systems for manufacturing, accounting and operations of the company and its affiliates. Morris has produced over 20 computer training programs in video and interactive hypertext multimedia CD-ROM versions, as well as negotiating the company's and its affiliate distribution and licensing agreements. Dr. Morris earned a Bachelor of Business Administration and Masters of Business Administration from the University of Toledo, and a Ph.D. (Doctorate) in Marketing and Finance and Educational Psychology from the University of Texas. Prior to founding the company and its Affiliates, Dr. Morris had 20 years of academic experience as a professor of Management, Marketing, Finance and Real Estate at the University of Southern California (1969 - 1971) and the California State University (1971 - 1999). During this period Dr. Morris served a Department Chairman for the Management and Marketing Departments. Morris has since retired from full time teaching at the University. Dr. Morris was the West Coast Regional Director of the American Society for Training and Development, a Director of the South Bay Business Roundtable and a speaker on a number of topics relating to business, training and education. Morris has created or been directly involved in the design, writing and development of numerous Internet web sites for Internet Infinity, blank video, Greg Norman, Northwestern University, etc. He most recently taught University courses about Internet Marketing for domestic and foreign markets and Sales Force Management.

     ROGER CASAS.
     -----------
     Mr. Casas has been a Member of the Board of Directors since 1998 and the Vice President of Operations since the company went Public in 1996. Roger has managed production, personnel, helped coordinate marketing efforts and managed packaging, printing and shipping on a daily basis. Prior to joining the company, Mr. Casas was a computer software marketing manager at More Media and a Financial Consultant for Stonehill Financial in Bel Air, California an Account Executive for Shearson Lehman Brothers in Rolling Hills, California and Dean Witter Reynolds in Torrance, California, and the owner and operator of the Hillside restaurant in Torrance, California. Mr. Casas earned a Bachelor of Science in Business Administration, from Ashland University in Ashland, Oregon, along with a Bachelor of Art in Marketing and Psychology. Mr. Casas holds Series 22 and 7 licenses with the National Association of Securities Dealers, Inc. and is a registered representative with Morris Financial.

     KATHY BOAG.
     ----------
     Ms. Boag has been the Sales Manager and/or Vice President of Sales since joining the company in 1997 where she has developed and managed major accounts. Ms. Boag manages sales and coordinates the production of her large orders. Prior to joining the company, she was the President of the International Television Association of Orange County. She has also been the co-owner of a marketing and distribution company for Special Interest video. She also handled the marketing, distribution and promotion for Jack LaLanne exercise programs. Ms Boag has over 20 years experience in the electronic media industry as a Sales Manager and Vice President for numerous companies. Her clients include major corporations like Yamaha, Olivetti, Sprint and the major automobile companies.

     DAWN MORRIS.
     -----------
     Ms. Morris has been the President, Vice President, a principal shareholder and a Director of the company since it went Public in 1996. She has also been the Vice President of L&M Media, Inc. since 1990, now an affiliate of the company. Ms. Morris has also been the Manager of Corporate Finance/Mergers and Acquisitions and a registered representative with Morris Financial, Inc., a NASD member broker-dealer firm, since 1994. She has been responsible for the development of educational and computer training video programs, some of which have been, produced in CD-ROM and other multimedia versions. Ms. Morris has produced finance and investment, as well as commercial and infomercial programs. Prior to joining the predecessor company in 1984, Ms. Morris was a Senior Account Representative in the Office Products Division of Xerox Corporation, and a Sales Manager at Joseph Magnin Stores. Ms Morris earned a Bachelor of Business Administration in Marketing from California State University and studied television production and directing at UCLA and California State University. Dawn Morris was nominated for Woman Graduate of the Year in the California State University System.

     SHIRLENE BRADSHAW.
     -----------------
     Ms. Bradshaw has been a Member of the Board of Directors since 1999 and the company Business Manager since 1997. She has managed accounting including, receivable and payable processing and helped coordinate the supplier relationship with the Apple Media Corporation supplier. She was the Business Manager for More Media, a predecessor company of Morris & Associates, Inc. for over six years. She had extensive experience in office management and accounting before joining the company.

                             EXECUTIVE COMPENSATION

     Set forth below is the aggregate compensation during fiscal years 1997, 1998 and 1999 of the chief executive officer of the company.

Salaries

                       Fiscal Year       Annual Compensation
                       -----------       -------------------

     George Morris(1)     1999                  37,700
                          1998                  38,400
                          1997                  41,700

     Dawn Morris(1)       1999                   1,000

(1) Compensation was reduced from our original compensation plan of $50,000 salary annually for each of George Morris and Dawn Morris to help the company manage needed cash flow for operations. Options presented below were granted to offset the reduced salary.

Stock Options

     Set forth below are the stock options granted to the officers and directors of the company.

     During the last three fiscal years, the executive officers of the company have received the following Stock Options:

                         Fiscal Year            No. of Shares
                         -----------            -------------
        George Morris        1999                  100,000
                             1998                   75,000
                             1997                   75,000

        Dawn Morris          1999                  100,000
                             1998                   75,000
                             1997                   75,000

        Kathy Boag           1999                   10,000
                             1998                    5,000

        Roger Casas          1999                   15,000
                             1998                    5,000
                             1999                    5,000

        Hollywood Riviera
        Studios(1)           1999                  258,621
------------------------

(1) These options are under the control of George Morris, chief executive officer of the company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Our company is under the control of George and Dawn Morris, husband and wife, who beneficially own 76.5 percent of all outstanding stock of Internet
Infinity, Inc. The basis of their control, and the relationship of all affiliates of the company, are depicted in the following chart:

        1.     George and Dawn Morris

               a.     They own 98% of L&M Media, Inc.
                                      --------------
                      i.     It owns 100% of Apple Media Corporation
                                             -----------------------
                      ii.    It owns 45.3% of Internet Infinity, Inc.
                                              ----------------------
               b.     They own 100% of Apple Realty, Inc., d/b/a Hollywood
                                       -----------------------------------
                      Riviera Studios
                      ---------------
                      i.     It owns 10.3% of Internet Infinity, Inc.
                                              ----------------------
               c.     They own 21.8% of Internet Infinity, Inc.
                                        ----------------------
                      i.     It owns 100% of Electronic Media Control Corp.
                                             -----------------------------
                      ii. It owns 100% of Morris & Associates, Inc.
                                          ------------------------

     Summary
     -------
      .98   x      .453   =      .44394
     1.00   x      .103   =      .103
                   .218   =      .218
                                 ------
     George and Dawn Morris
        beneficially own         .765 of Internet Infinity, Inc.

     The 1998 L&M Media, Inc. Transactions
     -------------------------------------
     On July 30, 1997 Internet Infinity issued 125,000 shares of its common stock, valued at $0.60 a share, to L&M Media, Inc., a company whose shares are 98 percent owned by George and Dawn Morris, husband and wife and directors and executive officers of Internet Infinity. The shares, valued at $75,000, were issued in exchange for -

     o the distribution rights to five video programs on Health and Medicine,

     o $75,000 in advance royalties on sales, the royalties being set at fifteen percent of sales,

     o extended trade credit terms, with the cost of L&M Media's goods set at twenty percent of sales, and

     o L&M Media's cost of goods to cover all its manufacturing and assembly costs as well as the shipping costs to our customers' doors.

     On February 27, 1998 Internet Infinity issued 2,142,897 additional shares of its common stock, valued at $0.14 a share for a total of $300,000, to L&M Media in exchange for the distribution rights to 20 additional video programs on Health and Medicine under terms similar to those of the earlier transaction and with $300,000 in advance royalties deemed paid.

     The 1999 Hollywood Riviera Studios Transaction.
     ----------------------------------------------
     On January 4, 1999, Internet Infinity issued 517,241 shares of its common stock, valued at $0.29 a share, to Apple Realty, Inc., d/b/a Hollywood Riviera Studios, a company 100 percent owned by George and Dawn Morris. The shares, valued at $150,000, were issued in exchange for -

     o the distribution rights to five video modules on Personal and Sales Skill Development,

     o $150,000 in advance royalty on sales, the royalties being set at twenty percent of sales,

     o extended trade credit terms, with the cost of L&M Media's goods set at twenty percent of sales, and

     o L&M Media's cost of goods to cover all its manufacturing and assembly costs as well as the shipping costs to our customers' doors.

     As of September 30, 1999 there have been no sales by Internet Infinity or its affiliates of any of the twenty-five video programs on Health and Medicine or of any of the five video modules on Personal and Sales Skill Development. However, no resources were available to promote sales of these products. We project that sales will commence of the Personal and Sales Skill Development modules during the fourth quarter of the fiscal year to end March 31, 2000 and that sales will commence of the Health and Medicine programs during the first quarter of the fiscal year to commence April 1, 2000.

     Internet Infinity also sells special interest video programs on other subjects, which video programs are owned by L&M Media. There are approximately 200 of these programs. Internet Infinity pays a ten percent royalty on these sales to L&M Media. L&M Media's cost of goods is set at twenty percent of sales with its cost of goods to cover all its manufacturing and assembly costs as well as the shipping costs to our customers' doors. During fiscal year 1999, we sold $119,823 of these programs. We netted $83,876 after $11.982 in royalties and $23,964 in cost of goods paid to L&M Media. During fiscal year 1998, we sold $117,913 of these programs and netted $82,539 after $11,791 in royalties and $23,582 in cost of goods paid to L&M Media.

     L&M Media agreed to purchase the Health and Medicine program library in 1986 for $400,000. It consists of 400 hours of video footage and partially or fully edited titles. We estimate the replacement cost of each of the twenty-five programs to be approximately $62,500 or a total in excess of $1,500,000.

     L&M Media itself developed the Personal and Sales Skill Development modules and has sold them over the last ten years. Hollywood Riviera Studios is revising and expanding the multimedia delivery of the programs. We estimate the replacement cost of each module to be $150,000 or $750,000 for the set of five.

     We buy all of our products and services from Apple Media Corporation ("AMC"), a manufacturing company under the control of and owned by George and Dawn Morris, directors, executive officers and major shareholders of the company. Due to a lack of working capital available to the company, George Morris personally acquired the predecessor to AMC, known as Video Magnetic, LLC, in order that it would continue to provide a sales distribution opportunity for our company. Our company had earlier established a distribution arrangement with Video Magnetics, LLC in 1996. When the previous owner indicated he would sell Video Magnetics and terminate the distribution arrangement with our company, George Morris bought Video Magnetics to maintain the product source. Video Magnetics was an insolvent company at the time of the Morris acquisition. However, the successor company to Video Magnetics, Apple Media Corporation, is solvent. George Morris finally settled the purchase transaction for Video Magnetics through mediation and is personally paying the purchase notes over the next four years.

     When we sell products and services to an independent customer, we place an order with AMC for the products and services including shipping. AMC sources, manufactures or assembles and drop ships the product to our customer and bills us a net 80% of the total order amount including freight. The 20% gross margin remaining for the company plus the AMC payment of all facilities and non sales personnel expense gives the company a near risk-free, overhead-free, investment-free distribution opportunity. The 80% cost of goods was originally negotiated with the prior owners of Video Magnetics. During fiscal year 1999 our 20% gross margin on these sales amounted to $238,258.

     When we sell pre-recorded video programs to media retailers, wholesalers and school suppliers, we place an order with AMC for the products and services including shipping. AMC sources, manufactures or assembles and drop ships the product to our customer and bills us a net 20% of the total order amount including freight. The 80% gross margin remaining for the company plus the AMC payment of all facilities and non sales personnel expense gives the company a near risk-free, overhead-free, investment-free distribution opportunity. The 80% gross profit margin retained by the company from pre-recorded video sales versus the 20% for duplication and blank media sales to independent customers reflects the significantly higher price and profit margin associated with selling a video tape with a program on it versus a blank tape or the lower margin duplicating on an independent customer tape or CD. During fiscal year 1999, our 80% of these sales amount to $95,858.

                            DESCRIPTION OF SECURITIES

     The company is authorized to issue twenty million shares of common stock ($0.001 par value) and one million shares preferred stock at ($0.001 par value). The presently outstanding shares of common stock are fully paid and non-assessable.

Common Stock


     Voting Rights
     -------------

     Holders of shares of common stock have one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of a majority of the shareholders votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

     Dividend Rights
     ---------------

Holders of record of shares of common stock receive dividends when and if declared by the board of directors out of funds of the company legally available therefor.

     Liquidation Rights
     ------------------

     Upon any liquidation, dissolution or winding up of the company, holders of shares of Common Stock receive pro rata all of the assets of the company available for distribution to shareholders after distributions are made to the holders of the company's preferred stock.

     Preemptive Rights
     -----------------

     Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

     Registrar and Transfer Agent
     ----------------------------

     The company's registrar and transfer agent is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 87501.

     Dissenters' Rights
     ------------------

     Under current Delaware law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's Certificate of Incorporation.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The company's Common Stock is quoted on the OTC Bulletin Board. Its symbol is "ITNF."

     During the last two fiscal years and the subsequent interim period for which financial statements are provided, the range of high and low bid information for our common stock is set forth below. The source of this information is the OTC Bulletin Board.

     The quotations reflect the inter-dealer prices without markup, markdown or commissions and may not represent actual transactions.



                                            High                        Low
                                            ----                        ---
        1997
        ----   1st Qtr.                     2.5                         1.25
               2nd Qtr.                     1.5                         0.5625
               3rd Qtr.                     0.875                       0.4375
               4th Qtr.                     0.5625                      0.25

        1998
        ----   1st Qtr.                     0.3125                      0.1875
               2nd Qtr.                     1.3125                      0.23
               3rd Qtr.                     0.96875                     0.5625
               4th Qtr.                     1.1200                      0.4000

        1999
        ----   1st Qtr.                     1.7188                      0.3750
               2nd Qtr.                     2.0625                      0.3750
               3rd Qtr                      0.6875                      0.4800


     On June 30, 1999 there were 10,010,196 shares of common stock outstanding. There are 1,437,241 shares subject to outstanding options. No shares are subject to securities convertible into such shares of stock.

Holders

     As of June 30, 1999 there were approximately 36 holders of record of our common stock. Some 1,454,880 shares of common stock are held in brokerage accounts under the record name of "Cede & Co."

Dividends

     We have paid no cash dividends to our stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

     Neither  the  company  nor our  property  is a party to any  pending  legal
proceeding  or  any  known   proceeding   that  a   governmental   authority  is
contemplating.

                     RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the company sold 3,110,098 shares of our common stock in eight transactions exempt from registration pursuant to the provisions of Regulation D, Rule 506 of the Securities and Exchange Commission. No underwriters were used to effect the sales. The names of the persons who bought the shares of stock, the dates the shares sold, the number of shares issued, the prices paid in cash or services for the shares and the nature of the consideration received by the company are as follows.


                                                     No. of
                                                     Shares        Price per      Nature of
Person                               Date            Issued          Share       Consideration
------                               ----            ------          -----       -------------
L&M Media, Inc.                    07-30-97          125,000         $0.60            (1)

L&M Media, Inc.                    02-27-98        2,142,897         $0.14            (1)

Kiowa Oil                          03-24-98          100,000         $0.25            Cash

Newport Underwriters               03-24-98          100,000         $0.25            Cash

Thomas J. Kenan                    03-24-98           50,000         $0.14            Legal Services

Gary Bryant                        08-28-98           50,000         $0.50            Cash

Hollywood Riviera Studios          01-04-99          517,241         $0.29            (2)

George Morris                      02-25-99           75,000         $0.25            (3)

Dawn Morris                        02-25-99           75,000         $0.25            (3)

-------------------------

(1)  Assignment of distribution rights to 25 Health and  Medical video programs.

(2) Assignment of distribution rights to five Personal Development and Sales Skill Development training programs.

(3) Reduction of debt owed by the company to this person upon this person's exercise of a stock option.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Delaware corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

     In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Delaware law provides that they shall be indemnified against reasonable expenses, including attorney fees.

     A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

     Indemnification and payment of expenses provided by Delaware law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Delaware corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, the company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appears below the following financial statements of the company:

Independent accountant's report ..........................................  F-1

Consolidated Balance Sheet at March 31, 1999..............................  F-2

Consolidated Statements of Operations for the Years Ended
        March 31, 1999 and March 31, 1998 ................................  F-4

Statements of Changes in Stockholders' Equity
        for the Years Ended March 31, 1999 and
        March 31, 1998 ............. .....................................  F-5

Consolidated Statements of Cash Flows for the Years Ended
        March 31, 1999 and March 31, 1998 ................................  F-6

Notes to Consolidated Financial Statements
        March 31, 1999 ...................................................  F-8

Consolidated Balance Sheet (unaudited)
        at June 30, 1999 ................................................. F-15

Consolidated Statement of Operations (unaudited)
        for the Three Months Ended June 30, 1999
        and June 30, 1998 ................................................ F-17

Consolidated Statement of Cash Flows (unaudited)
        for the Three Months Ended June 30, 1999
        and June 30, 1998 ................................................ F-18

               Report of Independent Certified Public Accountants




To the Board of Directors and Stockholders
Internet Infinity, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Internet Infinity, Inc. (a Delaware Corporation) and its Subsidiaries (California Corporations) as of March 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Internet Infinity, Inc. as of March 31, 1998 were audited by another auditor whose report dated August 10, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Internet Infinity, Inc. and Subsidiaries as of March 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Caldwell, Becker, Dervin, Petrick & Co., L.L.P.
---------------------------------------------------
CALDWELL, BECKER, DERVIN, PETRICK & CO., L.L.P.






September 21, 1999

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1999



                                     ASSETS

CURRENT ASSETS
    Cash                                                                     $       64,458
    Accounts receivable, net of allowance for
     doubtful accounts of  $10,000                                                  129,537
    Inventory (Note 2)                                                               59,918
    Prepaid royalties  - current  (Note 3)                                           46,075
    Note receivable - related company - current                                      36,526
(Note 8)
    Net current deferred tax asset (Note 11)                                         36,414
                                                                           -----------------

               Total Current Assets                                                 372,928
                                                                           -----------------

PROPERTY AND EQUIPMENT, AT COST (Note 2)
    Office equipment                                                                 16,955
    Office furniture                                                                 15,366
                                                                           -----------------
                                                                                     32,321
               Less Accumulated Depreciation                                       ( 32,321)
                                                                           -----------------

               Net Property and Equipment                                                --
                                                                           -----------------

OTHER ASSETS
    Note receivable - related company (Note 8)                                      110,351
    Programming costs, net (Note 6)                                                   5,969
    Prepaid royalties - non-current (Note 3)                                         46,075
                                                                           -----------------

               Total Other Assets                                                   162,395
                                                                           -----------------

               Total Assets                                                  $      535,323
                                                                           =================













                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET (CONTINUED)
                                 MARCH 31, 1999


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable (Note 7)                                                   $         92,386
  Accounts payable and accrued expenses                                              51,123
  Accrued payroll                                                                     4,127
  Interest payable                                                                    3,190
  Due to officer - current (Note 9)                                                  71,856
  Due to related company (Note 8)                                                     2,000
                                                                           -----------------

                  Total Current Liabilities                                         224,682

LONG-TERM LIABILITIES
  Due to officer - non-current (Note 9)                                             144,708
                                                                           -----------------

                    Total Liabilities                                               369,390
                                                                           -----------------

STOCKHOLDERS' EQUITY  (Page F-6)
  Preferred stock, par value $.001;
   authorized 1,000,000 shares; issued
   and outstanding  0 shares                                                             --
  Common stock, par value $.001;
   authorized 20,000,000 shares; issued
   and outstanding 10,010,196 shares                                                 10,010
  Paid-in capital                                                                   898,859
  Retained earnings (deficit)                                                      (742,936)
                                                                           -----------------

                    Total Stockholders' Equity                                      165,933
                                                                           -----------------

                    Total Liabilities and Stockholders' Equity             $        535,323
                                                                           =================







                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998




                                                       1999                           1998
                                            -----------------------         ---------------------

REVENUE (NET)                                 $          1,312,452            $          828,023
                                            -----------------------         ---------------------

COST OF SALES
   Beginning inventory                                      65,175                        85,124
   Purchases                                               961,923                       622,338
   Labor and video costs                                     5,725                         2,354
                                            -----------------------         ---------------------
                                                         1,032,823                       709,816
   Less ending inventory                                    59,918                        65,175
                                            -----------------------         ---------------------

   Total cost of sales                                     972,905                       644,641
                                            -----------------------         ---------------------

               Gross Profit                                339,547                       183,382

OPERATING EXPENSES (Page F-17)                             242,866                       251,954

ASSET IMPAIRMENT CHARGE  (Note 4)                          307,850                            --
                                            -----------------------         ---------------------

               Net Income (Loss) Before
                 Income Taxes                             (211,169)                     ( 68,572)

(PROVISION) BENEFIT FOR INCOME
 TAXES  (Note 12)
               Current                                        (800)                         (800)
               Deferred                                     36,414                            --
                                            -----------------------         ---------------------

               Net Income (Loss)              $           (175,555)           $         ( 69,372)
                                            =======================         =====================

               Net Income (Loss) Per Share    $               (.02)           $             (.01)
                                            =======================         =====================





                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998



                                                      Additional                        Total
                             Common Stock              Paid-In       Accumulated     Stockholders'
                        Shares          Amount         Capital        (Deficit)         Equity
                      ----------- ---------------- -------------- --------------------------------
Balance
  April 1, 1997        1,700,000    $       1,700    $   320,800    $    (498,009)      $(175,509)

Issued in connection
  with exercise of
  warrants                70,000               70         49,930               --          50,000

Issued in
consideration
  for note conversion    200,000              200         49,800               --          50,000

Issued in
consideration
  for services            50,000               50          6,950               --           7,000
rendered

Issued in
consideration
  for prepaid
royalties              2,267,857            2,268        372,732               --         375,000
  (Note 3)
Net (loss) at
  March 31, 1998              --               --             --          (69,372)        (69,372)
                      ----------- ---------------- -------------- --------------------------------

Balance
  March 31, 1998       4,287,857            4,288        800,212         (567,381)        237,119

Issued in
consideration
  for note conversion    150,000              150         37,350               --          37,500

Issued in
consideration
  for prepaid            517,241              517        149,483               --         150,000
royalties
  (Note 3)

Common stock for cash     50,000               50         24,950                _          25,000

Non cash dividend
  (Note 5)                    --               --       (108,131)              --        (108,131)

2 for 1 stock split
  (Note 1)             5,005,098            5,005         (5,005)              --              --

Net (loss) at
  March 31, 1999              --               --             --         (175,555)       (175,555)
                      -----------    -------------    -----------    -----------------------------
Balance
  March 31, 1999      10,010,196    $      10,010    $   898,859    $    (742,936)  $     165,933
                      =========== ================ ============== ================================

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED MARCH 31, 1999 AND 1998



                                                          1999                1998
                                                  ------------------  ------------------
CASH FLOWS PROVIDED (USED ) BY OPERATING
 ACTIVITIES:
  Net income (loss)                               $        (175,555)  $         (69,372)
  Adjustment to reconcile net income to cash
provided
   (used) by operating activities:
  Asset impairment charge                                   307,850                  --
  Legal fees related to stock issued                             --               7,000
  Amortization of programming costs                           5,970               5,969
  Amortization of prepaid royalties                           7,368              10,749
  (Increase) in accounts receivable                         (36,076)            (65,618)
  Increase in allowance for doubtful accounts               (15,000)             15,000
  Decrease in inventory                                       5,257              19,949
  Increase in accrued payroll                                 4,127                  --
  (Increase) interest payable                                 3,190                  --
  Increase (decrease) in accounts payable                   (68,863)             19,037
  Increase in income taxes payable                               --                (428)
  (Increase) in deferred tax asset                          (36,414)                 --
                                                  ------------------  ------------------

          Net Cash Flows Provided (Used) by
          Operating Activities                                1,854            ( 57,714)
                                                  ------------------  ------------------

CASH FLOWS PROVIDED (USED) BY INVESTING
 ACTIVITIES:
  Deposit                                                       600                  --
                                                  ------------------  ------------------

          Net Cash Flows Provided by Investing
          Activities                                            600                  --
                                                  ------------------  ------------------

CASH FLOW PROVIDED (USED) BY
 FINANCING ACTIVITIES:
  Increase in note receivable - related company              31,906              53,265
  (Decrease) in due to officer                               (4,929)                 --
  Reduction in note payable                                    (583)            ( 1,942)
  Common stock issued                                        25,000              50,000
                                                  ------------------  ------------------

          Net Cash Flows Provided by Financing
          Activities                                         51,394             101,323
                                                  ------------------  ------------------

NET INCREASE IN CASH                                         53,848              43,609

CASH - BEGINNING OF THE YEAR                                 10,610            ( 32,999)
                                                  ------------------  ------------------

CASH - END OF THE YEAR                            $          64,458   $          10,610
                                                  ==================  ==================

ADDITIONAL DISCLOSURES:
    Interest paid                                 $           5,000   $           9,244
                                                  ==================  ==================
    Taxes paid                                    $             800   $             800
                                                  ==================  ==================

                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                  FOR THE YEARS ENDED MARCH 31, 1999 AND 1998



NON-CASH INVESTING AND FINANCING ACTIVITIES:

                                                            1999                  1998
                                                    --------------------     ---------------
  Prepaid royalties converted to note receivable -
  related company                                   $           106,883      $           --
                                                    ====================     ===============

  Stock issued for prepaid royalties                $           150,000      $      375,000
                                                    ====================     ===============

  Note payable converted to stock                   $            37,500      $       50,000
                                                    ====================     ===============

  Non cash dividend (Note 5)                        $           108,131      $           --
                                                    ====================     ===============































                   The Accompanying Notes are an Integral Part
                    of the Consolidated Financial Statements

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1999



NOTE 1 - ORGANIZATION AND PRESENTATION

Organization

Internet Infinity, Inc. (III) was incorporated in the State of Delaware on October 27, 1995.

On April 1, 1998, Morris and Associates, Inc., (M&A) was incorporated in California. Morris and Associates Inc. (formerly a division of Internet Infinity, Inc.) is owned 100% by III. M&A is licensed to distribute special interest video programming to educational and consumer distributors for health and medical titles, computer software training including Microsoft Windows and Explorer, internet information, golf, sports, home and garden titles.

On April 1, 1998, Electronic Media Central Corporation (EMC) was incorporated in California. Electronic Media Central Corporation (formerly a division of III) is owned 100% by III. EMC is engaged in the sale of blank electronic media such as video tapes and the duplication, replication and packaging of DVD's, CD's, video tapes and audio tapes.

The Company has registered the web address: www.ib2b.com for its new eCommerce trade center. The new "ib2b.com" site will offer a variety of productivity increasing products and services for business. The site will support both distributors and manufacturers offering services in a cooperative marketing eCommerce environment.

The Company declared a 2 for 1 stock split on March 17, 1999 to shareholders of record on that date. The number of shares increased by 5,005,098 to 10,010,196.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Internet Infinity, Inc. and its wholly owned subsidiaries, Morris & Associates, Inc. and Electronic Media Central Corporation. All significant inter- company transactions and balances have been eliminated in the consolidation.

Inventory

The Company's inventory (all on the books of "M & A"), consists of the following:

        Duplicated tapes and display boxes         $  59,918

Duplicate tapes and display boxes are valued at the lower of cost or market (first-in, first-out basis). Inventory has been written down by $5,257 for possible obsolescence.

Depreciation

The Company's equipment and furniture are carried at cost. Depreciation is provided over the estimated useful lives of the assets, which are fully depreciated.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1999



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

In 1998, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In accordance with SFAS 121, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be fully recoverable. For purposes of evaluating the recoverability of long-lived assets, the estimated future cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required (see Note 4).

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, bank balances and short-term investments with a maturity of three months or less.

Deferred Income Tax Accounts

Deferred tax provisions/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheet. The liability method (FASB
109) is used to account for these temporary differences.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Year 2000 Compliance

Management does not believe any material year 2000 problems with the Company's vendors, service providers, or other third parties will affect the Company's financial information.

Revenue Recognition

Income and expenses are recorded on the accrual basis of accounting. Revenue is recognized from sales when a product is shipped. Expenses are recognized when incurred.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1999




NOTE 3 - PREPAID ROYALTIES

The Company has royalty agreements with two separate related entities. In April 1998, the Company entered into an agreement with L&M Media, Inc. for the rights to market pre-recorded health and medical programs. The agreement specifies that the Company shall pay a 15% royalty to L&M Media, Inc. on gross sales for all programs sold between April 1, 1998 and March 31, 2001. In consideration for these rights, the Company issued 2,267,857 shares of common stock, with a trading value of $375,000. Any portion of prepaid royalties under $125,000 per year unearned, shall be reclassified to "due from related party". For the fiscal year ended March 31, 1999, $106,883 has been reclassified to "due from related party" (see Note 8). George Morris, President of Internet Infinity, Inc. owns 98% of the stock of L&M Media, Inc.

In April 1999 the Company entered into an agreement with Apple Realty, Inc. (DBA Hollywood Riviera Studios) for the rights to market pre-recorded personal and sales development multimedia success programs. The agreement specifies that the Company shall pay a 20% royalty to Apple Realty, Inc. on gross sales for all programs sold between April 1, 1999 and March 31, 2001. In consideration for these rights, the Company issued 517,241 shares of common stock, with a trading value of $150,000. Any portion of prepaid royalties under $75,000 per year unearned, shall be reclassified to "due from related party". George Morris owns 100% of the stock of Apple Realty, Inc.

For the fiscal year ended March 31, 1999, the Company wrote down the value of the prepaid royalties to $42,150 for the health and medical programs and to $50,000 for the personal and sales development programs (see Note 4).

NOTE 4 - ASSET IMPAIRMENT CHARGE

As described in Note 3, the Company acquired the rights to market certain pre-recorded programs from two related entities in exchange for the issuance of common stock in the Company. A prepaid royalty asset was recorded on the books for a total value of $525,000. Of this amount, $106,883 has been reclassified and is included in note receivable for $146,877 (Note 8) and $18,117 has been amortized due to actual sales being made. The Company's management reviews assets for impairment when certain events or changes in circumstances indicate that the carrying value may not be recoverable. Subsequently, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company evaluated the recoverability of the prepaid royalties. The Company estimated the fair value of the prepaid royalties on sales performances over the past two years and anticipated future cash flows discounted at a rate commensurate with the risk involved. Accordingly, the Company adjusted the carrying value of the prepaid royalties to their estimated fair value of $92,150, resulting in a non-cash impairment loss of $307,850

NOTE 5 - NON CASH DIVIDEND

At March 31, 1998, the Company had an investment of $108,131 in a wholly owned subsidiary, More Media, Inc. In 1999, the Company distributed its stock in More Media, Inc. to the Company's stockholders as a non cash dividend.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1999


NOTE 6 - PROGRAMMING COSTS

Programming costs, consisting of video production and editing, are capitalized and amortized over three years. Accumulated amortization was $11,938 at March 31, 1999.

NOTE 7 - NOTES PAYABLE

The Company has nine notes payable with various unrelated individuals, totaling $92,386. The notes are due upon 90 days written notice from the individuals. The notes are unsecured, with interest ranging from 6% to 12% payable quarterly. The notes have been outstanding since 1990.

NOTE 8 - RELATED COMPANY TRANSACTIONS

  Note receivable from L&M Media, Inc., payable at $36,526 per year for four years, plus interest at 6% per annum.  The first payment is due March 31, 2000.  L&M Media, Inc. is 98% owned by
   George Morris, President of Internet Infinity, Inc.               $146,877
                                    Less current portion               36,526
                                                                     --------
                                    Long-term portion                $110,351
                                                                     ========
  Loan payable to Morris Financial, without interest.  Loan was paid subsequent to year end.  Morris Financial is owned 100% by
  George Morris.                                                     $ (2,000)
                                                                     ========

There is no interest expense on the above notes for the years ended March 31, 1999 or 1998.

L&M Media, Inc. owns 45.3% of the outstanding stock of Internet Infinity, Inc.

The above note receivable from L&M Media, Inc. for $146,877 is secured by George Morris, President of the Company. Mr. Morris is using the notes due to him by Internet Infinity, Inc. (see Note 9) as the collateral.

NOTE 9 - DUE TO OFFICER

  Unsecured note payable to George Morris, with simple interest at 12% per annum beginning March 31, 1999. Note is due and
  payable on May 1, 2001 (see Note 8)                                $144,708

  Two  unsecured  notes  payable to George  Morris,  due on
  demand with 90 days notice, with interest at 6% per annum.           71,856
                                                                     --------
                                                                      216,564
                                    Less current portion               71,856
                                                                     --------
                                    Long-term portion                $144,708
                                                                     ========

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1999



NOTE 9 - DUE TO OFFICER (CONTINUED)

Maturities of due to officer are as follows:

                          For Year Ended
                             March 31,
                          --------------
                              2000                    $  71,856

                              2001                      144,708
                                                      ---------

                                                      $ 216,564
                                                      =========

Interest charged to expense for the year ended March 31, 1999 on the above notes was $8,680.

NOTE 10 - CONCENTRATION OF CREDIT RISK

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of businesses comprising the Company's geographically dispersed customer base.

The Company's only supplier of products is Apple Media, Inc. The Company's cost for the product is 80% of the selling price. Apple Media, Inc. is owned 98% by George Morris (see Note 15).

NOTE 11 - DEFERRRED INCOME TAXES

The net deferred tax amounts included in the accompanying balance sheet include the following amounts of deferred tax assets and liabilities:

        Deferred tax asset - current                               $   36,414
        Deferred tax liability - current                                   --
                                                                   ----------

        Net asset - current                                        $   36,414
                                                                   ==========

        Deferred tax asset - non-current                           $  322,093
        Deferred tax liability - non-current                               --
        Less valuation allowance                                     (322,093)
                                                                   ----------
        Net asset  non current                                     $        0
                                                                   ==========


The deferred tax asset results from reserves for bad debts that are deductible when the account receivable is written off as an impairment of assets, which is not currently deductible for tax purposes, and from a net operating loss carryforward for federal and state income tax purposes.

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax asset which may not be realized. The valuation allowance increased by $322,093.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1999



NOTE 12 - (PROVISION) BENEFIT FOR INCOME TAXES

The components of the (provision) benefit for income taxes are as follows:

                                                            1999          1998
                                                          ---------     ---------
        Current
          Federal                                         $       0     $       0
          State                                                (800)         (800)
                                                          ---------     ---------
                                                          $    (800)    $    (800)
                                                          =========     =========

        Deferred (Provision) Benefit
          Federal                                         $  28,900     $       0
          State                                               7,514             0
                                                          ---------     ---------
                                                          $  36,414     $       0
                                                          =========     =========

The Company has a net operating loss carryforward of $519,000 for tax purposes. For federal income tax purposes, the net operating loss carryforwards expire through 2018.

NOTE 13 - NET (LOSS) PER SHARE

Net loss per share for fiscal years 1999 and 1998 are based on the weighted average number of shares outstanding which were 8,910,234 shares and 4,977,367 shares, respectively. Stock options have not been considered in the calculation of loss per share for March 31, 1999 and 1998 because they are anti dilutive.

NOTE 14 - STOCK OPTIONS

For the years ended March 31, 1999 and 1998, the Company granted 1,017,241 and 400,000 shares to various individuals at the exercise price of $.19 and $.125, including its officers who received 450,000 and 310,000, respectively.

Of the 1,017,241 options granted in the fiscal year ending March 31, 1999, the Company granted 517,241 options to an affiliate entity, in conjunction with the stock issued (see Note 3).

On February 25, 1999, the President and the CEO exercised 300,000 options, which were granted in 1997, reducing the outstanding options for March 31, 1997 to 20,000. As of March 31, 1999, the following options have not been exercised:

                                           Exercise      Exercisable   Expiration
             Options       Date Granted      Price          Date          Date
         ---------------- --------------- ------------ --------------  ------------
                  20,000       3/31/1997  $      .125      4/01/1998     3/31/2000
                 400,000       3/31/1998         .125      4/01/1999     3/31/2001
               1,017,241       3/31/1999         .190      4/01/2000     3/31/2002
         ----------------
               1,437,241
         ================

NOTE 15 - SUBSEQUENT EVENTS

Subsequent to the balance sheet date, Apple Media, Inc, which was owned 98% by George Morris, became a subsidiary of L&M Media, Inc., which is also owned 98% by George Morris. Apple Media, Inc. is the major supplier of products to Internet Infinity, Inc. and subsidiaries.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999


                                     ASSETS


                                                     (Unaudited)
Cash                                                $      26,576
Accounts Receivable, net of allowance
   for doubtful accounts of $10,000                       131,216
Inventories                                                59,918
Prepaid Royalties                                          46,075
Due from Related Companies - current                       36,526
Net Current Deferred Tax Asset                             29,914
                                                    -------------

        TOTAL CURRENT ASSETS                              330,225

Due from Related Companies                                166,396
Programming Costs                                           4,476
Prepaid Royalties - Non-Current                            46,075
Property and Equipment, at cost
        Office Equipment                                   16,955
        Office Furniture                                   15,366
                                                    -------------
                                                           33,321
Less Accumulated Depreciation                             (33,321)
                                                    -------------
Net Property & Equipment                                       --
                                                    -------------
        TOTAL NON-CURRENT ASSETS                          216,947
                                                    -------------

        TOTAL ASSETS                                $     547,172
                                                    =============











                 See accompanying notes to financial statements
                      and accountant's compilation report

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999



LIABILITIES AND STOCKHOLDERS? EQUITY

Current Liabilities                                       (Unaudited)
        Notes Payable                                     $     93,116
        Accounts Payable                                        51,808
        Accrued Payroll                                          4,127
        Due to Officer                                          71,856
        Due to Related Companies                                   500
                                                          ------------

            TOTAL CURRENT LIABILITIES                          221,407
                                                          ------------

Long-term Liabilities

        Due to Officer - Non Current                           133,753
                                                          ------------

            TOTAL LONG-TERM LIABILITIES                        133,753
                                                          ------------

            TOTAL LIABILITIES                                  355,160
                                                          ------------

STOCKHOLDERS' EQUITY
        Preferred Stock, par value $.001;
          authorized 1,000,000 shares:  issued
          and outstanding -0- shares
        Common Stock, par value $.001;
          authorized 20,000,000 shares; issued
          and outstanding  10,010,196 shares                    10,010

        Paid-In Capital                                        898,859
        Retained Earnings (Deficit)                           (716,857)
                                                          ------------
            STOCKHOLDERS' EQUITY                               192,012
                                                          ------------

            TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                          $    547,172
                                                          ============



                 See accompanying notes to financial statements
                      and accountant's compilation report.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                            Three Months Ended June 30,
                                                1998              1999
                                            -----------------------------
                                            (Unaudited)       (Unaudited)
REVENUE
        Sales(Net)                          $   267,123       $   278,193

COST OF SALES                                   160,561           206,452
                                            -----------------------------

GROSS PROFIT                                    106,562            71,741

OPERATING EXPENSES                               55,618            34,469
                                            -----------------------------

NET OPERATING INCOME                             50,944            37,272
                                            -----------------------------

OTHER EXPENSES
        Amortization Expense                      1,493             1,493
        Interest Expense                          3,000             3,200
                                            -----------------------------

                                                  4,493             4,693
                                            -----------------------------

NET INCOME BEFORE
   INCOME TAXES                                  46,451            32,579

Provision for Income Taxes- Deferred                 --             6,500
                                            -----------------------------

NET INCOME                                  $    46,451       $    26,079
                                            =============================

Weighted Average of
   Shares Outstanding(1)                      9,295,714        11,447,438

Per Share                                   $ .005            $.002


(1)     Includes stock options


                 See accompanying notes to financial statements
                      and accountant's compilation report.

                    INTERNET INFINITY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                             Three Months ended June 30,
                                                                 1998          1999
                                                             ----------------------------
CASH FLOWS PROVIDED (USED) BY                                (Unaudited)    (Unaudited)
   OPERATING ACTIVITIES:
  Net Income(Loss)                                           $     46,451   $     26,079
   Adjustments to reconcile net income to cash
     provided (used) by operating activities:
        Amortization of Programming Costs                           1,493          1,493
        Increase in Accounts Receivable                           (32,182)        (1,679)
        Decrease in Inventories                                     1,314             --
        Decrease in Deferred Tax Asset                                 --          6,500
        Decrease in Prepaid Royalties                               3,197             --
        Increase in Notes Payable - current                        25,000            730
        Increase decrease in Accounts Payable                     (60,842)           685
        Decrease in Interest Payable                                   --         (3,190)
        Decrease in Due to Related Companies                         (990)        (1,500)
        Decrease in Due from Related Companies                     14,337
                                                             -------------  -------------
NET CASH FLOWS PROVIDED (USED) BY
   OPERATING ACTIVITIES                                            (2,222)        29,118
                                                             -------------  -------------

CASH FLOWS PROVIDED (USED) BY
   INVESTING ACTIVITIES                                                --             --
CASH FLOWS PROVIDED (USED) BY
   FINANCING ACTIVITIES
        Decrease in Due to Officer - non current                       --        (10,955)
        Increase in Due from Related Companies                      2,587        (56,045)
                                                             -------------  -------------

NET CASH PROVIDED (USED) BY
   FINANCING ACTIVITIES                                                          (67,000)
                                                             -------------  -------------

NET INCREASE (DECREASE) IN CASH                                       365        (37,882)
Cash:  Beginning of the year                                       10,610         64,458
                                                             ----------------------------
Cash:  End of the year                                       $     10,975   $     26,576
                                                             =============  =============

ADDITIONAL DISCLOSURES:
        Interest Paid                                        $         --   $      3,190
                                                                            =============
        Taxes Paid                                           $        800   $        800
                                                             =============  =============


                 See accompanying notes to financial statements
                       and accountant's compilation report

                                    EXHIBITS

Index to Exhibits

        Exhibit No.                             Description
        -----------                             -----------
             2            -      Certificate of Ownership and Merger of
                                 Morris & Associates, Inc., a California
                                 corporation, into Internet Infinity, Inc., a Delaware corporation

             3            -      Articles of Incorporation of Internet
                                 Infinity, Inc.

             3.1          -      Amended Certificate of Incorporation of
                                 Internet Infinity, Inc.

             3.2          -      Bylaws of Internet Infinity, Inc.

            10.1          -      Master License and Non-Exclusive Distribution
                                 Agreement between Internet Infinity, Inc. and
                                 Lord & Morris Productions, Inc.

            10.2          -      Master License and Exclusive Distribution
                                 Agreement between L&M Media, Inc. and
                                 Internet Infinity, Inc.

            10.3          -      Master License and Exclusive Distribution
                                 Agreement between Hollywood Riviera Studios and Internet Infinity, Inc.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        INTERNET INFINITY, INC.



Date:  October  13, 1999                By /s/ George Morris
                                          ---------------------------------
                                          George Morris, Chief Executive Officer

                                       23